SECURITI 05038299 SION

SEC FILE NO.
8-053276

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (mm/dd/yy) AND ENDING 12/31/04 (mm/dd/yy)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

STINSON SECURITIES, LLC

OFFICIAL USE ONLY
FIRM ID. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No)

55 FRANCISCO STREET, SUITE 800
(No and Street)

SAN FRANCISCO (city) CALIFORNIA (State) 94110 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

LONNIE ODOM (415) 981-3345
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose option is contained in this Report*

Ernst Wintter & Associates, Certified Public Accountants
(Name – if individual, state last, first, middle name)

675 Ygnacio Valley Road, Suite B-213, (Address) Walnut Creek, (City) California (Sate) 94596 (Zip Code)

CHECK ONE:

(X) Certified Public Accountant
( ) Public Accountant
( ) Accountant nor resident in United State or any of its possession.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the option of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, **LONNIE ODOM**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **STINSON SECURITIES, LLC** as of **DECEMBER 31, 2004**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

Title

Notary Public 3/25/2005

CECILIA CHAN
COMM. # 1529580
NOTARY PUBLIC-CALIFORNIA
SAN FRANCISCO COUNTY
COMM. EXP. NOV. 25, 2008

This report** contains (check all applicable boxes):

(X)	(a)	Facing page.
(X)	(b)	Statement of Financial Condition.
(X)	(c)	Statement of Income (Loss).
(X)	(d)	Statement of Cash Flows.
(X)	(e)	Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(X)	(g)	Computation of Net Capital.
(X)	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(X)	(i)	Information Relating to the Possession or control Requirements Under Rule 15c3-3.
(X)	(j)	A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
( )	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(X)	(l)	An Oath or Affirmation.
( )	(m)	A copy of the SIPC Supplemental Report.
( )	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(X)	(o)	Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Stinson Securities, LLC

Table of Contents

ERNST WINTTER & ASSOCIATES ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite B-213
Walnut Creek, California 94596

(925) 933-2626
Fax (925) 944-6333

Independent Auditor's Report

Board of Directors
Stinson Securities, LLC
San Francisco, California

We have audited the accompanying statement of financial condition of Stinson Securities, LLC (the Company) as of December 31, 2004, and the related statements of income, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Stinson Securities, LLC at December 31, 2004, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I & II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst Wintter + Associates

January 28, 2005

Stinson Securities, LLC

Statement of Financial Condition

December 31, 2004

Assets

Cash and cash equivalents		$ 234,327
Furniture and equipment, net of $11,116 accumulated depreciation		6,282
Deposits		2,058
Total assets		$ 242,667

Liabilities and Members' Equity

Accounts payable and accrued expenses		$ 20,176
Lines of credit		24,795
Total liabilities		44,971
Members' equity		
Member's equity Class A	$ (4,500)	
Members' equity Class B	202,196	
Total members' equity		197,696
Total liabilities and members' equity		$ 242,667

See independent auditor's report and accompanying notes.

Stinson Securities, LLC

Statement of Income

For the Year Ended December 31, 2004

Revenues:	
Underwriting and trading	$ 861,170
Interest and dividend income	1,352
Total revenue	862,522
Expenses:	
Compensation	476,831
Travel and entertainment	54,439
Clearing fees	33,853
Rent	27,807
Professional fees	22,035
Quote fees	20,462
Underwriting expense	15,044
Insurance	14,994
Telephone	12,434
Depreciation	4,394
Interest expense	2,556
Other operating expenses	57,506
Total expenses	742,355
Income before income taxes	120,167
Tax provision	800
Net income	$ 119,367

See independent auditor's report and accompanying notes.

Stinson Securities, LLC

Statement of Changes in Members' Equity

For the Year Ended December 31, 2004

	Members' Equity		Total
	Class A	Class B	Members' Equity
Members' equity at December 31, 2003	$ (37,676)	$ 165,490	$ 127,814
Capital contributions	47,500	-	47,500
Distributions	-	(96,985)	(96,985)
Net income	(14,324)	133,691	119,367
Members' equity at December 31, 2004	$ (4,500)	$ 202,196	$ 197,696

See independent auditor's report and accompanying notes.

Stinson Securities, LLC

Statement of Cash Flows

For the Year Ended December 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 119,367
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities	
Depreciation	4,394
(Increase) decrease in:	
Commisions receivable	7,753
Increase (decrease) in:	
Accounts payable and accrued expenses	5,783
Net cash provided (used) by operating activities	137,297
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchases of fixed assets	(1,171)
CASH FLOWS FROM FINANCING ACTIVITIES	
Capital contributions	47,500
Proceeds from lines of credit	4,565
Distributions	(96,985)
Net Cash Provided (Used) by Financing Activities	(44,920)
Net increase (decrease) in cash and cash equivalents	91,206
Cash and cash equivalents, beginning of year	143,121
Cash and cash equivalents, end of year	$ 234,327
SUPPLEMENTAL DISCLOSURES	
Interest paid	$ 2,556
Taxes paid	$ 2,400

See independent auditor's report and accompanying notes.

(1) Organization

Stinson Securities, LLC (the Company) was organized in the State of California on July 19, 2001 and shall continue until December 31, 2091. The Company is a member of the National Association of Securities Dealers and participates in municipal bond underwriting primarily in California.

(2) Summary of Significant Accounting Policies

Underwriting Fees
The Company underwrites municipal bond offerings by contracting to purchase and then sell offerings on a best effort basis. The difference between the price paid and the issue price, the gross underwriting spread, is recognized as underwriting income on the trade date of the sale.

Cash and Cash Equivalents
The Company considers all demand deposits held in banks and certain highly liquid investments with maturities of 90 days or less, other than those held for sale in the ordinary course of business, to be cash equivalents.

Fair Value of Financial Instruments
Unless otherwise indicated, the fair values of all reported assets and liabilities which represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income Taxes
The Company is a limited liability company (LLC) and is taxed as a partnership under the Internal Revenue Code and a similar state statute. In lieu of income taxes, the members are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes is included in these financial statements. The Company is however, subject to the annual California LLC tax of $800 and a California LLC fee based on gross revenue.

(2) Summary of Significant Accounting Policies (continued)

Furniture and Equipment

Property and equipment are valued at cost. Depreciation is being provided by the use of accelerated and straight-line methods over the estimated useful lives of the assets.

(3) Lines of Credit

The Company has two lines of credit with Wells Fargo Bank which require interest to be paid monthly and are summarized as follows:

Credit line	Balance at December 31, 2004	Interest Rate
$ 20,000	$ 16,628	10.50%
11,000	8,167	13.75%
$ 31,000	$ 24,795	

(4) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $100,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2004, the Company's net capital was $189,356, which exceeded the requirement by $89,356.

(5) Lease Obligations

The Company leases office space in San Francisco, California. The lease began on November 15, 2001 and ends November 15, 2006. The annual future minimum lease payments are as follows:

Year ended	Amount
December 31, 2005	$ 28,732
October 31, 2006	23,943
	$ 52,675

(6) Distributions to Members

The Company has two classes of members. Class B members have priority over class A members with respect to return of capital and distribution of quarterly gross revenue. Class B members are entitled to 1% of gross revenues for every $10,000 invested as a capital contribution. Member's liability is limited to their respective capital contribution.

(7) Risk Concentrations

Due to the nature of municipal bond underwriting business, the Company's revenue during the year was primarily the result of a few transactions. Approximately 76% of revenue, $613,338, was generated from one customer.

SUPPLEMENTAL INFORMATION

Stinson Securities, LLC

Schedule I

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2004

Net Capital:		
Total members' equity qualified for net capital		$ 197,696
Less: Non-allowable assets		
Furniture and equipment, net	6,282	
Deposits	2,058	
Total non-allowable assets		8,340
Net capital		$ 189,356
Net minimum capital requirement of 6.67% of aggregate indebtedness of $44,971 or $100,000, whichever is greater		100,000
Excess net capital		$ 89,356

Reconciliation with Company's Net Capital Computation (included in Part II of Form X-17A-5 as of December 31, 2004)

Net capital as reported in Company's Part II of Form X-17A-5 as of December 31, 2004	$ 194,695
Decrease in members' equity	(6,175)
Decrease in non-allowable assets	836
Net capital per above computation	$ 189,356

Stinson Securities, LLC

Schedule II

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2004

An exception from Rule 15c3-3 is claimed, based upon section (k)(2)(ii). All customer transactions are processed in accordance with Rule 15c3-1(a)(2).

Information for Possession or Control Requirements Under Rule 15c3-3

December 31, 2004

Not applicable

ERNST WINTTER & ASSOCIATES *Certified Public Accountants*

675 Ygnacio Valley Road, Suite B-213
Walnut Creek, California 94596

(925) 933-2626
Fax (925) 944-6333

Independent Auditor's Report on Internal Accounting Control Required by SEC Rule 17a-5

Board of Directors
Stinson Securities, LLC
San Francisco, California

In planning and performing our audit of the financial statements and supplemental schedules of Stinson Securities, LLC (the Company) for the period ended December 31, 2004, we considered its internal control including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objective stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exceptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payments for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the Company's internal control and its operation that we consider to be a material weakness as defined above. This condition was considered in determining the nature, timing, and extent of procedures to be performed in our audit of the financial statements of the Company for the year ended December 31, 2004, and this report does not affect our report thereon dated January 28, 2005.

> The size of the business and the resultant limited number of employees impose practical limitations on the effectiveness of those internal control policies and procedures that depend on the segregation of duties. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulations of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

January 28, 2005